January 2010 Pricing Sheet dated January 7, 2010 relating to Preliminary Terms No. 278 dated January 6, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities
PLUS Based on the Value of the S&P 500® Index due February 14, 2011
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JANUARY 7, 2010
Issuer:	Morgan Stanley
Maturity date:	February 14, 2011
Underlying index:	S&P 500® Index
Aggregate principal amount:	$7,183,000
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,141.69, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	February 9, 2011, subject to adjustment for certain market disruption events
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.51 per PLUS (115.1% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	January 7, 2010
Original issue date:	January 12, 2010 (3 business days after the pricing date)
CUSIP:	617484696
ISIN:	US6174846963
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$10	$0.171	$9.829
Total	$7,183,000	$122,829.30	$7,060,170.70

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.171 for each PLUS they sell.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 278 dated January 6, 2010
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.